UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIENTRA, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
82621J105
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82621J105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-051-8585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,199,012*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,199,012*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,199,012*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 15.5%*

14. Type of Reporting Person (See Instructions): PN

*As of November 7, 2014 (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,199,0121 shares of common stock, $0.01 par value per share (“Common Stock”), of Sientra, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 1,099,506 shares of Common Stock held

________________________

1 All share amounts have been adjusted to reflect a 1-for-2.75 reverse stock split of the shares of Common Stock. The effective date of the reverse stock split was October 17, 2014.

by Abingworth Bioventures V, LP (“ABV V”) and (ii) 1,099,506 shares of Common Stock held by Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE” and together with ABV V, the “Abingworth Funds”). Abingworth, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 2,199,012 shares of Common Stock held by the Abingworth Funds. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 15.5% of the shares of Common Stock deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 14,152,275 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering, as reported by the Issuer in its Prospectus (File No. 333-198837), dated October 28, 2014 and filed with the Securities and Exchange Commission (“SEC”) on October 29, 2014 pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 82621J105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP 98-051-8587

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,099,506*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,099,506*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,099,506*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 7.8%*

14. Type of Reporting Person (See Instructions): PN

*As of the Filing Date, ABV V held an aggregate of 1,099,506 shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.8% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 14,152,275 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering, as reported by the Issuer in its Prospectus (File No. 333-198837), dated October 28, 2014 and filed with the SEC on October 29, 2014 pursuant to Rule 424(b)(1) under the Securities Act. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,099,506 shares of Common Stock held by ABV V.

CUSIP No. 82621J105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V Co-Invest Growth Equity Fund, LP 98-057-9772

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,099,506*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,099,506*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,099,506*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 7.8%*

14. Type of Reporting Person (See Instructions): PN

*As of the Filing Date, AGE held an aggregate of 1,099,506 shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 7.8% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 14,152,275 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering, as reported by the Issuer in its Prospectus (File No. 333-198837), dated October 28, 2014 and filed with the SEC on October 29, 2014 pursuant to Rule 424(b)(1) under the Securities Act. Abingworth, as the investment manager of AGE, may be deemed to beneficially own the 1,099,506 shares of Common Stock held by AGE.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Sientra, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 South Fairview Avenue, Suite 200, Santa Barbara, California 93117.

Item 2. Identity and Background

This statement is being filed on behalf of (i) Abingworth Bioventures V, LP (“ABV V”), (ii) Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE” and together with ABV V, the “Abingworth Funds”), and (iii) Abingworth LLP (“Abingworth” and together with the Abingworth Funds, the “Reporting Persons”), the investment manager of the Abingworth Funds.

Abingworth Bioventures V GP LP, a Scottish limited partnership, serves as the general partner of ABV V and AGE.  Abingworth General Partner V LLP, a Scottish limited liability partnership, serves as the general partner of Abingworth Bioventures V GP LP.  Abingworth Bioventures V GP LP (acting by its general partner Abingworth General Partner V LLP) has delegated to Abingworth all investment and dispositive power over the securities held by the Abingworth Funds.  An investment committee of Abingworth, comprised of Joseph Anderson, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by the Abingworth Funds.  Each of Abingworth Bioventures V GP LP, Abingworth General Partner V LLP, Joseph Anderson, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting disclaims beneficial ownership of the securities held by the Abingworth Funds.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of the Abingworth Funds is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including the Abingworth Funds.

Neither the Reporting Persons nor any of their executive officers has, during the last five years, been convicted in a criminal proceeding.

Neither the Reporting Persons nor any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ABV V and AGE are limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3. Source and Amount of Funds or Other Consideration

On March 28, 2012, ABV V purchased 852,006 shares of Series C Preferred Stock (“Series C Stock”) pursuant to that certain Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”). ABV V purchased these shares of Series C Stock with its investment capital.

On March 28, 2012, AGE purchased 852,006 shares of Series C Stock pursuant to the Series C Stock Purchase Agreement. AGE purchased these shares of Series C Stock with its investment capital.

Prior to October 28, 2014 Abingworth beneficially owned 1,704,012 shares of Series C Stock, all of which were held by the Abingworth Funds. The number of shares of Series C Stock reported above consisted of (i) 852,006 shares of Series C Stock held by ABV V and (ii) 852,006 shares of Series C Stock held by AGE.

Upon the consummation of the Issuer’s initial public offering (the “IPO”), 1,704,012 shares of Series C Stock held by the Abingworth Funds were exchanged for 1,704,012 shares of Common Stock of the Issuer on a one-for-one basis. Abingworth does not directly own any of these shares of Common Stock.

On October 29, 2014, ABV V purchased an additional 247,500 shares of Common Stock of the Issuer in the IPO at the public offering price of $15.00 per share. ABV V purchased these shares of Common Stock with its investment capital. Abingworth does not directly own any of these shares of Common Stock.

On October 29, 2014, AGE purchased an additional 247,500 shares of Common Stock of the Issuer in the IPO at the public offering price of $15.00 per share. AGE purchased these shares of Common Stock with its investment capital. Abingworth does not directly own any of these shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Currently, Timothy Haines, an Investment Director and Partner of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Mr. Haines was appointed to the Board in October 2013. Mr. Haines also serves on the Audit Committee of the Board.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of the Filing Date, ABV V holds an aggregate of 1,099,506 shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.8% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 14,152,275 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s IPO on October 28, 2014, as reported by the Issuer in its Prospectus (File No. 333-198837), dated October 28, 2014 and filed with the SEC on October 29, 2014 pursuant to Rule 424(b)(1) under the Securities Act (the “Prospectus”).

As of the Filing Date, AGE holds an aggregate of 1,099,506 shares of Common Stock. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.8% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 14,152,275 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s IPO on October 28, 2014, as reported by the Issuer in its Prospectus.

Abingworth is not the owner of record of any shares of Common Stock. Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 2,199,012 shares of Common Stock, representing approximately 15.5% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date. The foregoing beneficial ownership percentage is based upon 14,152,275 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s IPO on October 28, 2014, as reported by the Issuer in its Prospectus.

As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 1,099,506 shares of Common Stock held by ABV V, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 1,099,506 shares of Common Stock held by AGE, and does not have sole voting and dispositive power over any of the securities reported herein; and (iii) Abingworth has shared voting and dispositive power with respect to the 2,199,012 shares of Common Stock held by the Abingworth Funds, and does not have sole voting and dispositive power over any of the securities reported herein.

Upon the consummation of the IPO, 852,006 shares of Series C Stock held by ABV V were exchanged for 852,006 shares of Common Stock of the Issuer on a one-for-one basis. Additionally, on October 29, 2014, ABV V purchased 247,500 shares of Common Stock of the Issuer in the IPO at the public offering price of $15.00 per share.

Upon the consummation of the IPO, 852,006 shares of Series C Stock held by AGE were exchanged for 852,006 shares of Common Stock of the Issuer on a one-for-one basis. Additionally, on October 29, 2014, AGE purchased 247,500 shares of Common Stock of the Issuer in the IPO at the public offering price of $15.00 per share.

Except as described herein, during the past sixty (60) days on or prior to October 28, 2014 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock owned by it. The partners of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Abingworth Funds, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the IPO, the Abingworth Funds entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) running in favor of the underwriters of the IPO (the “Underwriters”). The Abingworth Funds agreed that, beginning October 28, 2014 and continuing through the close of trading on the date that is 180 days after the date of the Prospectus, the Abingworth Funds will not, without the prior written consent of the representatives of the Underwriters, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. The Underwriters’ representatives, in their sole discretion, together may release any of the securities subject to the Investors’ Rights Agreement at any time. The description of the Investors’ Rights Agreement is qualified in its entirety by reference to the terms of the Investors’ Rights Agreement, which is incorporated by reference hereto.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated November 7, 2014, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Amended and Restated Investors’ Rights Agreement, dated March 28, 2012, between the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer on September 19, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2014

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO- INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, $0.01 par value per share, of Sientra, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 7, 2014

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO- INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory